Silver Spike Acquisition Corp.
660 Madison Ave., Suite 1600
New York, New York 10065

May 14 , 2021

Division of Corporation Finance
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:          Silver Spike Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 1, 2021
File No. 333-252186

Ladies and Gentlemen:

Set forth below are the responses of Silver Spike Acquisition Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 14, 2021, with respect to the Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on April 1, 2021, File No. 333-252186 (such Registration Statement the “Registration Statement” and such amendment “Amendment No. 2”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise specified. Unless otherwise noted, defined terms used herein have the same meanings as in Amendment No. 3.

Amendment No. 2 to Form S-4 filed April 1, 2021

Selected Historical Financial Information of Silver Spike, page 49

1.
We note the revised disclosure in response to prior comment 1. Please further revise the introductory paragraph to address the fiscal year end December 31, 2020 information and remove reference to the interim period ended September 30, 2020. Further, please remove the column with the interim period ended September 30, 2019 information, as this is included in the fiscal year end December 31, 2019 information, or advise.

RESPONSE:          In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 3.

Securities and Exchange Commission
May 14, 2021

Risk Factors

After completion of the business combination, the post-merger WMH equity holders..., page 85

2.
We note that the post-merger New WMH common stockholder percentages disclosed here total greater than 100%. Further, the percentages disclosed do not agree with the post-merger organizational chart on page 13. Please revise or advise.

RESPONSE:

The Company advises the Staff that Justin Hartfield and Douglas Francis fall within the category of “post-merger WMH equity holders,” and accordingly the Class A common stock held by Messrs. Hartfield and Francis is a subset of the Class A common stock held by post-merger WMH equity holders, which is why the total of the equity holder percentages disclosed is greater than 100%.  The Company has revised the disclosure on page 84 and elsewhere in Amendment No. 3 to clarify that Messrs. Hartfield and Francis are post-merger WMH equity holders.

The Company further advises the Staff that the assumptions relied on to calculate the equity holder percentages disclosed in the post-merger organizational chart on page 12 are different than the assumptions relied on to calculate the equity holder percentages used in the remainder of Amendment No. 3.

As noted on page 6 of Amendment No. 3, unless otherwise specified, the voting and economic interests of equity holders of New WMH set forth in Amendment No. 3 assume, among other things, that all post-merger Class A units and all post-merger Class P units are exchanged for shares of Class A common stock.  The Company makes such assumptions so that investors can see the economic and voting interests of New WMH as diluted by such post-merger Class A units and post-merger Class P units.

For the organizational chart on page 12 , the Company assumes that the post-merger Class A units and the post-merger Class P units have not been exchanged for shares of Class A common stock and does not take into account the economic interests of the post-merger Class P Units. The Company makes such assumptions for the purposes of the organizational chart so that investors can see the overall structure of the Company after the merger. If, for the purposes of the organization chart on page 12 , it were to be assumed that all post-merger Class A units and post-merger Class P units are exchanged for Class A common stock, which is the assumption used for Amendment No. 3 generally, then such post-merger WMH units (and the corresponding classes of  post-merger equity holders) would not appear on the organizational chart. The organizational chart also does not take into account the economic interests of the post-merger Class P units, as  they are not directly comparable to the economic interests of the other post-merger equity holders while they remain outstanding.

The Company has revised the lead-in paragraph to the organization chart on page 12 of Amendment No. 3 to clarify that the assumptions underlying the equity holder percentages in the organizational chart are different than the assumptions underlying the equity holder percentages disclosed  elsewhere in Amendment No. 3. In addition, the Company has revised such disclosure to direct investors to the voting and economic interests disclosed elsewhere in Amendment No. 3 to see such interests as diluted by the post-merger Class P units.

Securities and Exchange Commission
May 14, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 184

3.
We note that, pursuant to the Exchange Agreement, the post-merger WMH equity holders will have the right to exchange their post-merger WMH units for shares of Class A common stock or cash. Please tell us who determines the form of consideration to be paid upon redemption (i.e., the Company or New WMH's Board of Directors), and in the case of cash redemption clarify whether that will be paid from current cash or assets on hand. Also, explain how you determined that the noncontrolling interests should be classified in permanent equity and the specific guidance you considered.

RESPONSE:

The Company advises the Staff that New WMH’s Board of Directors will authorize certain officers of the Company to approve the form of consideration for exchanges of post-merger WMH units for shares of Class A common stock on a case-by-case basis, provided however that in instances where the officers propose to settle the exchange in cash, the exchange must be approved by the audit committee of New WMH’s Board of Directors (the “Audit Committee”). In addition, if the post-merger WMH equity holder exchanging its post-merger WMH units for shares of Class A common stock or cash is a Related Person (the definition of which is provided below), such determination exchange must be approved by the Audit Committee in accordance with New WMH’s  Related Party Transaction Policy (the “Policy”).

The Company further advises the Staff in determining that the noncontrolling interests should be classified in permanent equity, the Company considered the guidance in ASC 480-10-S99. While the post-merger WMH units are exchangeable at the election of the equity holder, the Exchange Agreement provides New WMH with control over the settlement method of an exchange; specifically, the Exchange Agreement provides New WMH with the election to settle the exchange of a post-merger WMH unit in cash, shares of Class A common stock or a combination thereof. Unless New WMH elects to effect a direct exchange with the WMH equity holder, New WMH is required to contribute the necessary amount of cash or Class A common stock to WMH to effect the exchange; such cash could be current cash on hand at New WMH or cash received from a substantially simultaneous public offering of shares of Class A common stock.  ASC 480-10-S99 provides that if an issuer has the option to settle a redemption in its own shares, temporary equity classification would generally not be required.

The Company considered whether New WMH'S governance structure, such as the Board of Directors, is sufficient to demonstrate that the settlement option is within the Company’s control or whether situations exist in which specific shareholders have the ability to seize control of the governance structure and require redemption of their interest in a preferential manner. The Company noted that no individual post-merger WMH equity holder or group of affiliated post-merger WMH equity holders has greater than 50% of the total voting power of New WMH. Additionally, the Company considered the Policy, which New WMH will adopt upon closing of the b usiness c ombination, that provides the Audit Committee, or such other committee of the Board as may be designated, with approval or ratification powers over transactions involving New WMH and any Related Person (as defined below), including the decision to settle an exchange of post-merger WMH units in either shares of Class A common stock or cash. Pursuant to the Policy, any director who has a direct or indirect material interest in a proposed Related Person transaction will not participate in the committee’s decisions regarding the Related Person transaction.

Securities and Exchange Commission
May 14, 2021

Lastly, the Company assessed the guidance in ASC 815-40-25-10 in determining whether New WMH controls the actions or events necessary to issue the maximum number of shares of Class A common stock that could be required to be delivered under share settlement of the post-merger WMH units .

Based on the Company’s analysis of ASC 480-10-S99 and ASC 815-40-25-10, and in accordance with ASC 815-40-35-2(b), the Company determined the noncontrolling interests (i.e., the post-merger WMH units ) will be classified in permanent equity.

“Related Person” means any:

•	person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

•	securityholder known by the Company to be the beneficial owner of more than 5% of any class of the Company’s voting securities;

•
“immediate family member” of any of the foregoing, which means (i) any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law,  son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person sharing the household of such person, and (ii) any other person (other than a tenant or employee) sharing the household of such person; or

•
firm, corporation or other entity in which any of the foregoing persons is an executive officer, partner or principal or holds a similar control position or in which such person has a 5% or greater beneficial ownership interest.

*          *          *          *          *

Securities and Exchange Commission
May 14, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

SILVER SPIKE ACQUISITION CORP.

By:
Name:	Scott Gordon
Title:	Chief Executive Officer

Enclosures

cc:          Lee Hochbaum, Davis Polk & Wardwell LLP